SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 21)

Adams Diversified Equity Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

006212104

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006212104

1	Names of reporting persons Erik E. Bergstrom Charitable Remainder Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,070,000
	6	Shared voting power 0
	7	Sole dispositive power 1,070,000
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 1,070,000
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 1.0%
12	Type of reporting person (see instructions) OO

CUSIP No. 006212104

1	Names of reporting persons Edith H. Bergstrom
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,195,000
	6	Shared voting power 7,920,000
	7	Sole dispositive power 1,195,000
	8	Shared dispositive power 7,920,000
9	Aggregate amount beneficially owned by each reporting person 9,115,000
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.4%
12	Type of reporting person (see instructions) IN

CUSIP No. 006212104

1	Names of reporting persons Edith H. Bergstrom Living Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	5	Sole voting power 125,000
	6	Shared voting power 0
	7	Sole dispositive power 125,000
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 125,000
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0.1%
12	Type of reporting person (see instructions) OO

CUSIP No. 006212104

1	Names of reporting persons Erik E. and Edith H. Bergstrom Foundation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 7,920,000
	7	Sole dispositive power 0
	8	Shared dispositive power 7,920,000
9	Aggregate amount beneficially owned by each reporting person 7,920,000
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.3%
12	Type of reporting person (see instructions) OO

CUSIP No. 006212104

1	Names of reporting persons Julia R. Bolous
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 7,920,000
	7	Sole dispositive power 0
	8	Shared dispositive power 7,920,000
9	Aggregate amount beneficially owned by each reporting person 7,920,000
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.3%
12	Type of reporting person (see instructions) IN

CUSIP No. 006212104

1	Names of reporting persons Janet Greig
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 7,920,000
	7	Sole dispositive power 0
	8	Shared dispositive power 7,920,000
9	Aggregate amount beneficially owned by each reporting person 7,920,000
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.3%
12	Type of reporting person (see instructions) IN

CUSIP No. 006212104

1	Names of reporting persons Wylie Greig
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 7,920,000
	7	Sole dispositive power 0
	8	Shared dispositive power 7,920,000
9	Aggregate amount beneficially owned by each reporting person 7,920,000
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.3%
12	Type of reporting person (see instructions) IN

Item 1

(a) Name of Issuer:

Adams Diversified Equity Fund, Inc. (formerly, The Adams Express Company)

(b) Address of Issuer’s Principal Executive Offices:

500 East Pratt Street, Suite 1300

Baltimore, MD 21202

Item 2

(a) Name of Persons Filing:

Erik E. Bergstrom Charitable Remainder Trust

Edith H. Bergstrom

Edith H. Bergstrom Living Trust

Erik E. and Edith H. Bergstrom Foundation

Julia R. Bolous

Janet Greig

Wylie Greig

(b) Address of Principal Business Office or, if none, Residence:

The business address of the Erik E. Bergstrom Charitable Remainder Trust, Edith H. Bergstrom and the Edith H. Bergstrom Living Trust is P.O. Box 126, Palo Alto, California 94302.

The business address of the Erik E. and Edith H. Bergstrom Foundation, Julia R. Bolous, Janet Greig and Wylie Greig is P.O. Box 520, Palo Alto, California 94302.

(c) Citizenship:

Reference is made to Item 4 of pages 2 - 9 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

(d) Title of Class of Securities:

Common Stock.

(e) CUSIP Number: 006212104

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

The following table specifies as of December 31, 2020 the number of shares of common stock as to which each person named in Item 2(a) has sole or shared power to vote or direct the vote or to dispose or direct the disposition, as well as the percentages such shares constitute of the common stock outstanding as of September 30, 2020 (108,731,167 shares) reported in the issuer’s N-30B-2 – Third Quarter Report that was filed with the SEC on October 20, 2020.

Name[1]	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power		Aggregate Number of Shares	Percentage of Outstanding Shares
Erik E. Bergstrom Charitable Remainder Trust	1,070,000		0		1,070,000	1.0%
Edith H. Bergstrom	1,195,000	[2]	7,920,000	[3]	9,115,000	8.4%
Edith H. Bergstrom Living Trust	125,000		0		125,000	0.1%
Erik E. and Edith H. Bergstrom Foundation	0		7,920,000		7,920,000	7.3%
Julia R. Bolous	0		7,920,000	[3]	7,920,000	7.3%
Janet Greig	0		7,920,000	[3]	7,920,000	7.3%
Wylie Greig	0		7,920,000	[3]	7,920,000	7.3%

[1]

The reporting persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such a group is hereby disclaimed.

[2]

Consists of 1,070,000 shares owned by the Erik E. Bergstrom Charitable Remainder Trust, and 125,000 shares owned by the Edith H. Bergstrom Living Trust. Pursuant to Rule 13d-4, Edith H. Bergstrom hereby disclaims beneficial ownership of all shares owned by the Erik E. Bergstrom Charitable Remainder Trust.

[3]

Consists of 7,920,000 shares of owned by the Erik E. and Edith H. Bergstrom Foundation (the “Foundation”). Pursuant to Rule 13d-4, Edith H. Bergstrom, Julia R. Bolous, Janet Greig and Wylie Greig hereby disclaim beneficial ownership of all shares owned by the Foundation.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

See Exhibit 1.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2021

Erik E. Bergstrom Charitable Remainder Trust		Edith H. Bergstrom Living Trust

By:	/s/ Edith H. Bergstrom	By:	/s/ Edith H. Bergstrom
	Edith H. Bergstrom Trustee		Edith H. Bergstrom Trustee

	/s/ Edith H. Bergstrom	Erik E. and Edith H. Bergstrom Foundation
Edith H. Bergstrom

	/s/ Julia R. Bolous	By:	/s/ Edith H. Bergstrom
	Julia R. Bolous		Edith H. Bergstrom
Trustee

	/s/ Janet Greig	By:	/s/ Julia R. Bolous
	Janet Greig		Julia R. Bolous Trustee

	/s/ Wylie Greig	By:	/s/ Janet Greig
	Wylie Greig		Janet Greig Trustee

		By:	/s/ Wylie Greig
Wylie Greig Trustee

EXHIBIT LIST

Exhibit 1	Identity of Group Members

Exhibit 2	Joint Filing Undertaking